Filed Pursuant to Rule 433

Registration No. 333-269690

FINAL TERM SHEET

Philip Morris International Inc.

Dated June 3, 2024

3.750% Notes due 2031

Issuer:	Philip Morris International Inc.
Offering Format:	SEC Registered
Security:	3.750% Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	€500,000,000

Maturity Date:	January 15, 2031

Coupon:	3.750%

Interest Payment Dates:	Annually on January 15, commencing January 15, 2025

Record Date:	December 31

Price to Public:	98.896% of principal amount

Underwriting Discount:	0.225% of principal amount

Net Proceeds:	€493,355,000 (after the underwriting discount and before expenses)

Benchmark Security:	2.400% due November 15, 2030

Benchmark Security/Yield:	2.575%

Spread to Benchmark Security:	+137.1 basis points

Re-Offer Yield:	3.946%

Mid-Swap Yield:	2.846%

Spread to Mid-Swap Yield:	+110 basis points

Optional Redemption:

Prior to October 15, 2030: Make-whole redemption at Comparable Government Bond Rate plus 20 bps, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after October 15, 2030: Redemption at par, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Settlement Date (T+3):	June 6, 2024*

Common Code / CUSIP/ ISIN:	Common Code: 283788474 CUSIP Number: 718172 DL0 ISIN Number: XS2837884746

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Joint Book-Running Managers:	Deutsche Bank AG, London Branch HSBC Continental Europe Banco Santander, S.A. SMBC Nikko Capital Markets Limited Standard Chartered Bank

Allocations:	2031 Notes
Deutsche Bank AG, London Branch	100,000,000
HSBC Continental Europe	100,000,000
Banco Santander, S.A.	100,000,000
SMBC Nikko Capital Markets Limited	100,000,000
Standard Chartered Bank	100,000,000
Total	€500,000,000

* Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery date will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

MiFID II and UK MiFIR professionals/ Eligible Counterparties-only/No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the European Economic Area or the United Kingdom.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at +1 800-503-4611, HSBC Continental Europe at 1-866-811-8049, Banco Santander, S.A., at +34 912-572-029, SMBC Nikko Capital Markets Limited at +44-(0)204-507-1000 or Standard Chartered Bank at +44 207-885-5739.